SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 000-28996

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant’s Name into English)

13 MOZES STREET, TEL AVIV 67442, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X     Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes___       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Press release, released publicly on May 17, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    ELBIT MEDICAL IMAGING LTD.
    (Registrant)

Date: May 17, 2006                          By:/s/ Shimon Yitzhaki
                                    Name: Shimon Yitzhaki
                                    Title:   President

EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

99.1        Press release, released publicly on May 17, 2006.